UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District

Beijing, People’s Republic of China

(+86-10) 5923 6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 8, 2025, Quhuo Limited, a Cayman Islands exempted company (the “Company”), issued a press release announcing the date, location, record date, and proposals to be submitted for approval, for an extraordinary general meeting of shareholders (the “EGM”). The Company will hold the EGM on October 8, 2025 at 10:00 a.m., Beijing time (October 7, 2025, at 10:00 p.m., Eastern Time). The Company has set the record date for determining the shareholders of record who will be entitled to vote at the EGM as the close of business on September 5, 2025. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release dated September 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	September 8, 2025	By:	/s/ Leslie Yu
Name: Leslie Yu
Title: Chairman and Chief Executive Officer